CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 11, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS – 2006 ANNUAL REVIEW

Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or "Company") is pleased to report on 2006 activities, a year of success, tempered by periods of delays and frustration.

HIGHLIGHTS OF THE COMPANY’S PROJECTS

NUEVO MILENIO SILVER-GOLD PROPERTY (MEXICO)

Most important was the renaissance of the Nuevo Milenio silver-gold property, 150 kms northeast of Puerto Vallarta, Mexico.  Discovery of 200-year-old Spanish workings, coupled with previous diamond drilling led to the discovery of significant inferred mineral resources.  In February a NI 43-101 report, prepared by F. Holcapek, P. Eng., outlined an Inferred Mineral Resource on the project’s Dos Hornos and Once Bocas Zones as shown:

Zone	Au oz	Ag oz
Dos Hornos	139,000	8,760,000
Once Bocas	129,000	21,580,000
TOTAL	268,000	30,340,000

More recently, after waiting four months for the drill equipment to arrive, eight diamond drill holes were completed to test the Dos Hornos North Zone along strike and to a depth of 200 meters.  Work is continuing here and on the Chacuaco Zone into the New Year.

CASIERRA DIAMOND PROPERTIES (SIERRA LEONE)

Bulk sampling was planned to commence on the offshore mineral license in late spring, but was delayed due to lack of adequate equipment.  With the final arrival of the dredge and other equipment, bulk sampling was finally started in late fall.  However, unexpectedly strong and variable ocean currents overcame the charter vessel’s ability to hold position at sea, which  prevented the dredge from penetrating the gravels sufficiently to recover diamonds.  This problem can be overcome by the use of a more stable anchor configuration or another form of fixed platform.

A bulk sampling program is planned for the Sewa River license in 2007 where the Geological Survey of Sierra Leone estimated up to 1.8 million carats of diamonds may be present  (this is a historical estimate and non-compliant with NI 43-101).  The license covers up to 10.5 kilometers of wide and slow flowing river bed and terraces located below diamondiferous river sediments in a steeper gradient section of the river channel.  The area has been set aside by the Sierra Leone government for commercial mining.  Earlier test pits by the National Diamond Mining Corporation on the terraces (river banks) confirmed the presence of gem quality diamonds.

Current prices reported for Sierra Leone rough diamond exports are in the order of US$280 per carat.  These are sold under the terms of the Kimberley Process, requiring a certificate of origin from the Government of Sierra Leone and full payment of royalties.

The savage cruelty of the prevailing anarchy and gang enforcement of slave labour for the illegal exploitation of diamonds in the mid-1990’s in Sierra Leone is quite accurately portrayed in the movie “Blood Diamonds”.  As indicated in the closing moments of this movie, Sierra Leone is now at peace and the Kimberley Process is functioning well.  Conflict diamonds are a historical matter in this country and the British and European governments have indicated a strong desire to maintain a stable framework for Sierra Leone since the re-establishment of peace and a democratically elected government.  New production of diamonds from the Cream Minerals’ licenses, with planned reclamation of mined areas could give assistance to sustaining the peace while leaving infrastructure and sustainable agricultural lands for the people of the area.

Necessary bridge construction has been completed on the Sewa Exploration License and heavy equipment access to the river site has been facilitated.  The bulk sampling can now proceed using equipment already located in Sierra Leone.

GOLDSMITH AND KASLO SIVER PROPERTIES (BRITISH COLUMBIA)

Aeromagnetic and helicopter EM surveys were completed last summer and preliminary reports are encouraging.  Additional ground has been staked.

NICKEL-COPPER CLAIMS (MANITOBA)

Work on these properties may be deferred due to budget restraints.

FINANCING

Approximately $2,000,000 was raised last spring for the financing of the work programs for 2006.  Additional financing is being sought for additional work on the above projects.

For the purpose of National Instrument 43-101, Mr. Benjamin Ainsworth, P.Eng., BC, is Cream’s Qualified Person (“QP”) and project supervisor in Sierra Leone and Mr. Ferdinand (Fred) Holcapek, P. Eng., is Cream’s QP, supervising the drill program in Mexico.

For more information about Cream Minerals Ltd., the Company’s mineral property interests or to view the Company’s Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, MA, P. Eng.

 President & CEO

For further information please contact:

Investor Relations

 Tel:  (604) 687-4622;  Fax:  (604) 687-4212;  Toll Free: 1-888-267-1400;  Email:  info@creamminerals.com

The above material may contain forward-looking information, as normally defined.

No regulatory authority has approved or disapproved the information contained in this news release.